SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549


                                    FORM 11-K

                                  ANNUAL REPORT



        Pursuant to Section 15(d) of the Securities Exchange Act of 1934

                   For the Fiscal Year Ended December 31, 1996


    A. Full title of the plan and address of the plan, if different from that of the issuer named below:

                                  COMARCO, Inc.
                           SAVINGS AND RETIREMENT PLAN


    B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                                  COMARCO, Inc.
                       22800 Savi Ranch Parkway, Suite 214
                              Yorba Linda, CA 92887

                                  COMARCO, INC.


                           SAVINGS AND RETIREMENT PLAN


                              FINANCIAL STATEMENTS
                       (Including Supplemental Schedules)

                           December 31, 1996 and 1995



                   (With Independent Auditors' Report Thereon)

                                  COMARCO, INC.
                           SAVINGS AND RETIREMENT PLAN



                          INDEX TO FINANCIAL STATEMENTS
                           AND SUPPLEMENTAL SCHEDULES



                                                                       Page
                                                                       ----

Independent Auditors' Report                                             3

Statements of Net Assets Available for Plan Benefits
  as of December 31, 1996 and 1995                                       4

Statements of Changes in Net Assets Available for Plan
  Benefits for the Years Ended December 31, 1996, 1995 and 1994          5

Notes to Financial Statements                                            6



SUPPLEMENTAL SCHEDULES

Schedule 1 - Item 27a - Schedule of Assets Held for Investment          13
             Purposes As of December 31, 1996
Schedule 2 - Item 27d- Schedule of Reportable Transactions
             Year Ended December 31, 1996                               14


The additional schedules required under the Employee Retirement Income Security Act of 1974 and regulations issued by the Department of Labor are not presented because they are not applicable or are not a required disclosure.

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors
COMARCO, Inc.:

We have audited the accompanying statements of net assets available for plan benefits of the COMARCO, Inc. Savings and Retirement Plan (the "Plan") as of December 31, 1996 and 1995, and the related statements of changes in net assets available for plan benefits for each of the years in the three-year period ended December 31, 1996. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 1996 and 1995, and the changes in net assets available for plan benefits for each of the years in the three-year period ended December 31, 1996, in conformity with generally accepted accounting principles.

Our audits of the Plan's financial statements as of December 31, 1996 and 1995, and for each of the years in the three-year period ended December 31, 1996 were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of Assets Held for Investment Purposes and Reportable Transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements, and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.




                                                  KPMG Peat Marwick LLP





McLean, Virginia
April 11, 1997

                                  COMARCO, INC.
                           SAVINGS AND RETIREMENT PLAN


              STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS


                           December 31, 1996 and 1995




                                                                          1996               1995
                                                                          ----               ----
     ASSETS
     Cash and cash equivalents (Note 4)                            $      27,000       $     167,000

     Employer contributions receivable                                         -              70,000

     Employee contributions receivable                                         -                   -

     Interest and dividends receivable                                         -               2,000

     Investment in 203,836 shares in 1996 and
     187,351 shares in 1995 of COMARCO common
     stock, at fair value  (Note 4)                                    3,720,000           2,717,000

     Investment in mutual funds, at fair value (Note 4)               10,925,000           8,252,000

     Investment in investment contracts,
     at contract value (Notes 4 and 5)                                   629,000             852,000

     Participant Loans                                                   314,000             218,000
                                                                     -----------         -----------

         Total Assets                                                 15,615,000          12,278,000


     LIABILITIES

     Fees payable (Note 7)                                                     -               4,000
                                                                     -----------         -----------

     Net assets available for plan benefits                        $  15,615,000       $  12,274,000
                                                                      ==========         ===========


     See accompanying notes to the financial statements.


                                  COMARCO, INC.
                           SAVINGS AND RETIREMENT PLAN


         STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS


                  Years Ended December 31, 1996, 1995 and 1994



                                                        1996                    1995                    1994
                                                        ----                    ----                    ----
     Net assets available for plan benefits,
       beginning of year                         $      12,274,000       $    11,157,000         $        9,276,000
                                                        ----------            ----------                  ---------

     Additions:
       Contributions:
         Employer Regular                                  526,000               599,000                    566,000
         Employer SCA                                            -                     -                      4,000
         Employee                                        1,326,000             1,498,000                  1,156,000

       Rollovers (Note 3)                                1,100,000                     -                        -
       Interest and dividends                              215,000               164,000                    324,000
       Realized and unrealized appreciation
         of investments                                  1,732,000             2,571,000                  1,710,000
                                                    --------------          ------------               ------------

           Total additions                               4,899,000             4,832,000                  3,760,000
                                                    --------------          ------------               ------------

     Deductions:
       Plan distributions                                1,441,000             2,571,000                  1,527,000
       Transfer of shares to Employee Stock
           Ownership Plan (Note 3)                               -             1,078,000                          -
       Realized and unrealized depreciation
          of investments                                    38,000                     -                    266,000
       Administrative expenses (Note 7)                     79,000                66,000                     86,000
                                                    --------------          ------------              -------------

       Total deductions                                  1,558,000             3,715,000                  1,879,000
                                                    --------------          ------------              -------------

     Net assets available for plan benefits,
           end of year                           $      15,615,000       $    12,274,000         $       11,157,000
                                                 =================       ===============           ================


     See accompanying notes to the financial statements.


                                  COMARCO, INC.
                           SAVINGS AND RETIREMENT PLAN

                          NOTES TO FINANCIAL STATEMENTS
                        December 31, 1996, 1995 and 1994

     1.  Description of the Plan

     The following  description of the COMARCO, Inc. Savings and Retirement Plan
     (Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

          General. The Plan is a defined contribution plan covering substantially all full-time employees of COMARCO, Inc. ("the Company" or "the Plan Sponsor") who have three months of service and are age 20 1/2 or older. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

          Contributions. Employee contributions to the Plan may range from 1% to 15% of eligible earnings. The Company contributes 100% of the first 3% of earnings that a participant contributes to the Plan. Service Contract Act (SCA) contributions represent employer contributions of health and welfare benefits as required for certain Company employees covered by the SCA. The Company began making required SCA employee benefit payments in cash in 1994, rather than as Plan contributions. All forfeitures of terminated participants' non-vested accounts are used to offset Plan expenses. In addition, the Company may, at its discretion, make an additional contribution each year to the Plan.

          Participant Accounts. Each participant's account is credited with the participant's contribution and the Company's matching contribution plus Plan earnings less Plan expenses not paid by the Company. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account. At December 31, 1996 and 1995, 764 and 458 participants, respectively, had assets in the Plan.

          Loans. Effective January 1, 1995, the Plan permits participants to obtain loans from their account balances, subject to certain IRS limitations. The loans are repaid over fixed time periods.

          Vesting. Participants are vested at all times in their voluntary contributions and, in certain circumstances, the matching Company contributions plus actual earnings thereon. Company contributions generally vest over a 7 year graded vesting schedule. Exceptions to this graded vesting are the Company contributions which are invested in the Company's Stock-100 Fund, as well as SCA contributions, which are immediately 100% vested. (The Stock 100 Fund is no longer an investment option for the participants).

          Payment of Benefits. On termination of service, a participant may elect to receive either a lump-sum amount equal to the value of his or her account, annual installments, or monthly annuity payments. Participants with accrued benefits greater than $3,500 may elect to delay receiving benefits until reaching age 65.

          Investment Options. Participant contributions to the Plan are made to one of the seven investment options (Stable Value, Long Term Bond, Small Cap Growth, Large Cap Growth, Large Cap Value, International, or Company Stock) as designated by the participant. All investment options other than COMARCO shares are provided through the Smith Barney TRAK program, and consist of fund shares.

     2.  Significant Accounting Policies

                Basis of Accounting - The Plan prepares its financial statements on the accrual basis of accounting.

                Reclassification   -  Certain   prior  year  amounts  have  been
                reclassified to conform to the 1996 presentation.

                Payment of Benefits - Benefits are recorded when paid.

                Investment Valuation and Income Recognition - The Plan's investments are stated at fair value in the accompanying statements of net assets available for plan benefits except for its investment in investment contracts, which are valued at their respective contract values. Fair value is determined based on quoted market prices. The difference between cost and fair value of investments is recognized as a realized gain or loss at the date of disposition using the first-in, first-out method. Purchases and dispositions are recorded on a trade-date basis.

                Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

     3.  Employee Stock Option Plan

     The assets of the Plan prior to January 1, 1995 included shares of Company stock formerly held in the Company's Employee Stock Option Plan ("ESOP"), which were combined into the Savings and Retirement Plan. In 1995, the Company received approval from the Internal Revenue Service to terminate the ESOP, and consequently the former ESOP shares were transferred from the Savings and Retirement Plan back to the ESOP. In 1996, the ESOP was terminated and a majority of the participants elected to roll their ESOP shares into the Savings and Retirement Plan.

     4.  Investments

     All amounts  contributed  to the Plan have been  deposited with the Funding
     Agent, SBS Trust. The following table presents the fair values of investments. Investments that represent 5% or more of the Plan's net assets are separately identified.


                                                           December 31, 1996                       December 31, 1995
                                                           -----------------                       -----------------
     Identity of Party and                        Shares or               Carrying       Shares or                 Carrying
     Description of Asset                         Principal Amount        Amount         Principal Amount          Amount
     ---------------------                        ----------------        --------       ----------------          --------

     Cash and Cash Equivalents:
      SBS Short Term Investment Fund                                $       27,000                            $     167,000



     Investments:
      Guaranteed Investment Contracts:  Various                            629,000                                  852,000
                                                                           -------                                  -------

                      Total Investment Contracts                           629,000                                  852,000
                                                                           -------                                  -------

     Mutual Funds:

         CGCM Small Cap Growth Fund                    134,000           2,195,000            95,000              1,490,000
         CGCM Large Cap Growth Fund                    138,000           1,963,000           104,000              1,275,000
         CGCM Large Cap Value Fund                     188,000           2,303,000           151,000              1,652,000
         CGCM International Fund                       123,000           1,238,000            91,000                952,000
         CGCM Long Term Bond                            94,000             776,000           105,000                893,000
         CGCM Stable Value Fund                        261,000           2,450,000           226,000              1,990,000
                                                                         ---------                                ---------

                      Total Mutual Funds                                10,925,000                                8,252,000
                                                                        ----------                                ---------

     Participant Loans                                                     314,000                                  218,000

     COMARCO common stock                              204,000           3,720,000           187,000              2,717,000
                                                                         ---------                                ---------

                   Total Investments                                $   15,615,000                            $  12,206,000
                                                                        ==========                               ==========

     5.  Investment Contracts

     The Stable Value option is a blend of individual investment contracts (purchased by COMARCO and not yet matured) and the Consulting Group Capital Markets (CGCM) Stable Value Fund. The contracts are included in the financial statements at contract value, which approximates fair value. Contract value represents contributions made under the contract, plus earnings, less administrative expenses. Investment contracts in the Stable Value Fund are considered fully benefit responsive, as they provide reasonable access to the funds by the Plan's participants, with a liquidity guarantee. The average yields earned on guaranteed investment contracts for the years ended December 31, 1996 and 1995 were 5.1% in each year.

     6.  Changes in Net Assets by Investment Program

         The changes in net assets by investment program for the years ended December 31, 1994, 1995 and 1996 are as follows:



                                  Stable Value        Equity Growth         Balanced        Stock         Holding
                                      Fund                Fund                Fund          Fund           Fund            Total
                                  ------------        -------------         --------        -----         -------          -----
     Net assets available
       for plan benefits
       January 1, 1994             $4,451,000           $1,263,000        $  976,000       $2,582,000     $   4,000      $ 9,276,000

     Additions:
       Contributions:
         Employer                     162,000               73,000           145,000          155,000        31,000          566,000
         Employer SCA                   4,000                   --                --               --            --            4,000
         Employee                     369,000              207,000           390,000          190,000            --        1,156,000
       Interest & dividends           157,000               66,000           101,000               --            --          324,000
       Realized & unrealized
         appreciation of
         investments                  108,000                1,000             5,000        1,596,000            --        1,710,000

     Transfers between
       Funds                          (61,000)             (62,000)          146,000          (51,000)       28,000               --

     Deductions:
       Plan distributions             594,000              201,000           155,000          577,000            --        1,527,000

       Realized & unrealized
       depreciation of
       investments                     13,000               82,000           156,000           15,000            --          266,000

       Administrative
         expenses                       9,000                   --                --               --        77,000           86,000
                                  -----------         -------------     -------------   -------------   -----------     ------------
     Net assets available
       for plan benefits
     December 31, 1994             $4,574,000            $1,265,000       $1,452,000       $3,880,000      ($14,000)     $11,157,000
                                   ==========            ==========       ==========       ==========      =========      ==========





                                         Stable Value    Equity Growth   Balanced        Stock                     Long Term
                                             Fund            Fund          Fund          Fund      International      Bond
                                         -----------------------------------------------------------------------------------
Net assets available for plan benefits
   January 1, 1995                      $ 4,574,000      $1,265,000     $1,452,000   $3,880,000             -             -


Additions:
   Contributions:
     Employer                               101,000               -              -       47,000        69,000        45,000

     Employee                               298,000               -              -      108,000       207,000       141,000

   Interest and dividends                    44,000               -              -        1,000        15,000        41,000

   Realized and unrealized appreciation     138,000               -              -    1,256,000        80,000        96,000
      of investments
                                          ----------------------------------------------------------------------------------

 Subtotal                               $   581,000      $        -     $        -   $1,412,000    $  371,000     $ 323,000
                                          ----------------------------------------------------------------------------------

Transfer between funds                   (1,373,000)      (1,230,000)    (1,378,000)   (944,000)      671,000       751,000

Deductions:
   Plan distributions                       940,000           35,000         74,000     553,000        88,000       178,000
   Transfer of shares to Employee Stock
      Ownership Plan (Note 3)                     -                -              -   1,078,000             -             -
   Realized and unrealized depreciation
      of investments                              -                -              -           -             -             -
   Administrative expenses                        -                -              -           -         2,000         3,000
                                          ---------------------------------------------------------------------------------

 Subtotal                               $   940,000      $    35,000    $    74,000  $1,631,000    $   90,000     $ 181,000
                                          ---------------------------------------------------------------------------------


Net assets available for plan benefits
    December 31, 1995                   $ 2,842,000      $         -    $         -  $2,717,000    $  952,000     $ 893,000

                                          =================================================================================


6.  Changes in Net Assets by Investment Program (table continued)


                                              Large Cap     Large Cap     Small Cap    Participant    Holding/
                                               Growth         Value         Growth       Notes        Other         Total
                                         ----------------------------------------------------------------------------------
Net assets available for plan benefits
   January 1, 1995                      $          -               -              -           -     ($14,000)   $11,157,000


Additions:
   Contributions:
     Employer                                69,000           71,000         99,000           -       98,000        599,000

     Employee                               213,000          232,000        299,000           -            -      1,498,000

   Interest and dividends                     6,000           36,000              -       8,000       13,000        164,000

   Realized and unrealized application      266,000          343,000        392,000           -            -      2,571,000
      of investments
                                         ----------------------------------------------------------------------------------

 Subtotal                               $   554,000      $   682,000    $   790,000  $    8,000    $ 111,000    $ 4,832,000
                                         ----------------------------------------------------------------------------------

Transfer between funds                      936,000        1,225,000        927,000     210,000      205,000             -

Deductions:
   Plan distributions                       212,000          251,000        223,000           -       17,000     2,571,000
   Transfer of shares to Employee Stock
      Ownership Plan (Note 3)                     -                -              -           -            -     1,078,000
   Realized and unrealized depreciation
      of investments                              -                -              -           -            -            -
   Administrative expenses                    3,000            4,000          4,000           -       50,000        66,000
                                         ---------------------------------------------------------------------------------

 Subtotal                               $   215,000      $   255,000    $   227,000  $        -    $  67,000    $ 3,715,000
                                         ----------------------------------------------------------------------------------


Net assets available for plan benefits
    December 31, 1995                   $ 1,275,000      $1,652,000     $1,490,000   $  218,000    $ 235,000    $12,274,000

                                         ==================================================================================


                                         Stable Value       Stock                       Long Term   Large Cap     Large Cap
                                             Fund           Fund       International       Bond      Growth         Value
                                         ----------------------------------------------------------------------------------
Net assets available for plan benefits
   January 1, 1996                      $ 2,842,000      $ 2,717,000    $   952,000  $  893,000    $1,275,000    $1,652,000


Additions:
   Contributions:
     Employer                                84,000           63,000         82,000      39,000       112,000        88,000

     Employee                               174,000           99,000        183,000      83,000       256,000       210,000

     Rollovers                               11,000        1,066,000         16,000       1,000         2,000         1,000


   Interest and dividends                    53,000                -         15,000      53,000        11,000        61,000

   Realized and unrealized application      125,000          622,000         39,000           -       300,000       319,000
      of investments
                                         ----------------------------------------------------------------------------------

 Subtotal                               $   447,000      $ 1,850,000    $   335,000  $  176,000    $  681,000    $  679,000
                                         ----------------------------------------------------------------------------------

Transfer between funds                      207,000        (606,000)         59,000    (205,000)      131,000       112,000

Deductions:
   Plan distributions                       407,000          241,000        103,000      46,000       117,000       131,000
   Realized and unrealized depreciation
      of investments                              -                -              -      38,000             -             -
   Administrative expenses                   10,000                -          5,000       4,000         7,000         9,000
                                         ----------------------------------------------------------------------------------

 Subtotal                               $   417,000      $   241,000    $   108,000  $   88,000    $  124,000    $  140,000
                                         ----------------------------------------------------------------------------------


Net assets available for plan benefits
    December 31, 1996                   $ 3,079,000      $3,720,000     $ 1,238,000  $  776,000    $1,963,000    $2,303,000

                                         ==================================================================================

6.  Changes in Net Assets by Investment Program (table continued)


                                         Small Cap      Participant       Holding/
                                           Growth         Notes            Other        Total
                                         -------------------------------------------------------
Net assets available for plan benefits
   January 1, 1996                      $ 1,490,000      $  218,000     $  235,000   $12,274,000


Additions:
   Contributions:
     Employer                               156,000               -        (98,000)      526,000

     Employee                               354,000               -        (33,000)    1,326,000

     Rollovers                                3,000               -              -     1,100,000

   Interest and dividends                         -          22,000              -       215,000

   Realized and unrealized appreciation     325,000               -          2,000     1,732,000
      of investments
                                          ------------------------------------------------------

 Subtotal                               $   838,000      $   22,000     $ (129,000)  $ 4,899,000
                                          ------------------------------------------------------

Transfer between funds                      158,000          88,000         56,000             -

Deductions:
   Plan distributions                       282,000           14,000       100,000     1,441,000
   Realized and unrealized depreciation
      of investments                              -                -             -        38,000
   Administrative expenses                    9,000                -        35,000        79,000
                                          ------------------------------------------------------

 Subtotal                               $   291,000      $    14,000    $  135,000   $ 1,558,000
                                          ------------------------------------------------------


Net assets available for plan benefits
    December 31, 1996                   $ 2,195,000      $   314,000    $   27,000   $15,615,000

                                          ======================================================


     7.  Expenses of the Plan

     The Plan provides that all reasonable expenses for custodial costs and fees incurred for the benefit of the Plan are to be paid by the Plan to the extent they are not paid by the Company. Total Plan expenses of approximately $79,000, $66,000 and $86,000 in 1996, 1995 and 1994
     respectively, were paid by the Plan. Plan expenses accrued as of December 31, 1996 and 1995 are $0 and $4,000, respectively.

     8.Income Tax Status

     The Internal Revenue Service has determined and informed the Company by letter dated February 9, 1995, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

     9.Plan Termination

     The Company intends to continue the plan indefinitely, but reserves the right at any time to terminate the Plan subject to the provisions of ERISA. Upon termination of the Plan, a participant's fund share shall become 100% vested and shall become payable in accordance with the "payment of benefits" article of the Plan.

     10. Form 5500

     The Form 5500 annual reports show benefits payable to terminated and in-service participants as a liability. This liability amounts to approximately $36,000 and $200,000 at December 31, 1996 and 1995, respectively. At December 31, 1996 and 1995, no amounts were payable to in-service employees. These benefits payable to plan participants are disclosed as components of net assets available for benefits for terminated and continuing participants rather than as a liability of the Plan in these financial statements.

                                  COMARCO, INC.
                           SAVINGS AND RETIREMENT PLAN
           Item 27a - Schedule of Assets Held for Investment Purposes
                             As of December 31, 1996


    (a)                    (b)                            (c)                                    (d)             (e)
                    Identity of issue,    Description of investment including
                    borrower, lessor      maturity date, rate of interest,                                      Current
                    or similar party      collateral, par or maturity value                      Cost            Value
                    ------------------    ------------------------------------                   ----           -------
     *              SBS TRUST             Short Term Investment Fund                              27,138           27,138

     *              CGCM                  Consulting Group Cap Mkts Fund 94,282 shares           745,653          775,938
                                          of Long Term Bond Investments Fund

     *              CGCM                  Consulting Group Cap Mkts Fund 187,698 shares        1,869,703        2,303,050
                                          of Large Cap Value Equity Investments Fund

     *              CGCM                  Consulting Group Cap Mkts Fund 122,590 shares        1,243,861        1,238,164
                                          of International Equity Investments Fund

     *              CGCM                  Consulting Group Cap Mkts Fund 138,463 shares        1,606,649        1,963,406
                                          of Large Cap Growth Equity Investments Fund

     *              CGCM                  Consulting Group Cap Mkts Fund 134,023 shares        2,104,420        2,195,293
                                          of Small Cap Growth Equity Investments Fund

     *              CGCM                  Consulting Group Cap Mkts Fund 261,125 shares        2,278,731        2,449,351
                                          of Stable Value Investments Fund

     *              COMARCO, Inc.         COMARCO, Inc. common stock                           1,323,093        3,720,007
                                          203,836 shares, quote $18.25

                    Pacific Corinthian    Pacific Corinthian                                     129,791          129,791
                                          Guaranteed Investment Contract,
                                          5.14%, due 10/30/97

                    Pacific Corinthian    Pacific Corinthian                                     404,758          404,758
                                          Guaranteed Investment Contract,
                                          5.14%, due 10/30/97

                    Pacific Corinthian    Pacific Corinthian                                      94,847           94,847
                                          Guaranteed Investment Contract,
                                          5.14%, due 10/30/97

     *              SBS TRUST             Participant Loans                                      313,488          313,488
                                          COMARCO, Inc.
                                          Various dates and rates of 9% to 10%                ----------       ----------
                                                                                              12,142,132       15,615,231
                                                                                              ==========       ==========

* Party in interest

                                  COMARCO, INC.
                           SAVINGS AND RETIREMENT PLAN
                 Item 27d - Schedule of Reportable Transactions
                          Year Ended December 31, 1996


                                                                                            Cost of Asset
Identity of Party                                        Purchase     Selling     Cost of   on Transaction  Net Gain
    Involved                  Description of Asset         Price       Price       Asset         Date       or (Loss)
-----------------------------------------------------------------------------------------------------------------------
Purchases:

Smith Barney Trust        RDA Cash Reserve Account        3,623,340     ---       3,623,340      3,623,340     ---
Smith Barney Trust        CGCM Small Cap Growth Fund      1,141,928     ---       1,141,928      1,141,928     ---
Smith Barney Trust        CGCM Large Cap Growth Fund        733,539     ---         733,539        733,539     ---
Smith Barney Trust        CGCM Large Cap Value Fund         741,334     ---         741,334        741,334     ---
Smith Barney Trust        CGCM Stable Value Fund          1,103,677     ---       1,103,677      1,103,677     ---


Sales:

Smith Barney Trust        RDA Cash Reserve Account          ---       3,763,222   3,763,222      3,763,222     ---
Smith Barney Trust        CGCM Stable Value Fund            ---         767,379     721,264        767,379     46,115



This schedule of reportable transaction represents a series of transactions involving the same issue during the year ended December 31, 1996, which amounts in the aggregate to more than 5 percent ($614,000) of the fair value of total plan assets as of January 1, 1996.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrator has duly caused this annual report to be signed by the undersigned thereunto duly authorized.


                                      COMARCO, Inc. SAVINGS AND RETIREMENT PLAN


                                   BY:
                                       ----------------------------------------
                                       Don M. Bailey
                                       President & Chief Executive Officer
                                       COMARCO, Inc.

DATE:      June 13, 1997

                         CONSENT OF INDEPENDENT AUDITORS


The Board of Directors
COMARCO, Inc.:

We consent to the use of our report dated April 11, 1997, on the statements of net assets available for plan benefits as of December 31, 1996 and 1995, and the related statements of changes in net assets available for plan benefits for the years then ended for the COMARCO, Inc. Savings and Retirement Plan (the "Plan") included in the Annual Report on Form 11-K relating to the Plan filed by COMARCO, Inc. for the years ended December 31, 1996 and 1995, and to the incorporation by reference of such report in the Registration Statement, as amended, on Form S-8 pertaining to the Plan (File No.33-44943).



                                                  KPMG Peat Marwick LLP




McLean, Virginia
June 13, 1997